                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          America West Airlines, Inc.
                          ---------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      Class B Common Stock, $.01 par value
                   Warrants to Purchase Class B Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                   023650 302
                                   023650 203
                                   023650 112
                                ---------------
                                (CUSIP Numbers)

                              Gary E. Risley, Esq.
                              Mesa Air Group, Inc.
                             2325 East 30th Street
                         Farmington, New Mexico  87401
                                 505-327-0271
                     -----------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 21, 1996
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 6 Pages
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CUSIP Nos. 023650 302, 023650 203, 023650 112               13D


1        NAME  OF REPORTING  PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Mesa Air Group, Inc.
         85-0302351

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [x]
                                                            (b) [ ]
3        SEC USE ONLY


4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                 [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New Mexico

                                           7       SOLE VOTING POWER

                                                   Class A Common Stock                                100,000
                                                   Class B Common Stock                                552,472
          NUMBER OF                                Warrants to Purchase Class B Common Stock           799,767
           SHARES
         BENEFICIALLY                      8       SHARED VOTING POWER
          OWNED BY
            EACH                                   Class A Common Stock                              1,200,000
          REPORTING                                Class B Common Stock                              7,972,766
         PERSON WITH                               Warrants to Purchase Class B Common Stock         4,898,765

                                           9       SOLE DISPOSITIVE POWER

                                                   Class A Common Stock                                100,000
                                                   Class B Common Stock                                552,472
                                                   Warrants to Purchase Class B Common Stock           799,767


                                           10      SHARED DISPOSITIVE POWER

                                                   Class A Common Stock                              1,200,000
                                                   Class B Common Stock                              7,972,766
                                                   Warrants to Purchase Class B Common Stock         4,898,765





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CUSIP Nos. 023650 302, 023650 203, 023650 112               13D


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Class A Common Stock                                1,200,000
         Class B Common Stock                                7,972,766
         Warrants to Purchase Class B Common Stock           4,898,765

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES* [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)

         Class A Common Stock                                100%
         Class B Common Stock                               16.3%
         Warrants to Purchase Class B Common Stock          47.2%

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                 This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed as of November 28, 1995, Amendment No. 2 filed as of February 1, 1996, and Amendment No. 3 filed as of February 21, 1996 (the "Schedule 13D") of Mesa Air Group, Inc. (formerly, Mesa Airlines, Inc.), a New Mexico corporation ("Mesa"), with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

                 Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs immediately prior to the final paragraph thereof.

                 On February 21, 1996, the Selling Securityholders closed the sale of Class B Common contemplated by the Purchase Agreement and the related Pricing Agreement. Pursuant to the Purchase Agreement and the Pricing Agreement, the Selling Securityholders sold to certain underwriters, acting through the Representatives, 6,633,000 shares of Class B Common for resale pursuant to the Company's Registration Statement on Form S-1, File No. 33-54243, and the related prospectus dated January 29, 1996 and prospectus supplement dated February 14, 1996 filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended, at a price of $19.50 per share, less an underwriting discount of $0.93 per share. Of the total of 6,633,000 shares of Class B Common sold, 2,404,178 shares were sold by TPG, 242,258 shares were sold by TPG Parallel, 253,564 shares were sold by Air Partners II, 1,100,000 shares were sold by Continental, 1,633,000 shares were sold by Mesa, and 1,000,000 shares were sold by Lehman.

ITEM 5. INTERESTS IN SECURITIES OF ISSUER.

                 The first paragraph of Item 5(a)-(b) of the Schedule 13D is hereby amended and replaced in its entirety as follows:

                 (a)-(b) At the date hereof, Mesa has the sole power to vote and dispose of 100,000 shares of the Class A Common, 552,472 shares of the Class B Common and 799,767 Warrants. Each Warrant entitles a holder to purchase one share of the Class B Common at a price of $12.74 per share. The Class A Common held by Mesa represents approximately 8.3% of the 1,200,000 shares of the Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The Class B Common held by Mesa represents approximately 1.2% of the 44,141,330 shares of the Class B Common outstanding as of December 31, 1995, based on information provided by the Company. The Warrants held by Mesa represent approximately 7.7% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming the exercise by Mesa of its Warrants, the aggregate amount of the Class B Common held by Mesa would be 1,352,239 shares, representing approximately 3.0% of the 44,941,097 shares of the Class B Common that would be assumed to be outstanding upon such exercise.

                 The third paragraph of Item 5(a)-(b) of the Schedule 13D is hereby amended and replaced in its entirety as follows:

                 On the basis of information contained in the Schedules 13D and the amendments thereto filed by each of TPG, TPG Parallel, Air Partners II, Continental, Mesa and GPA, as a group, such persons beneficially own 1,200,000 shares of the Class A Common, 3,074,001 shares of the Class B Common, and 4,898,765 Warrants. The aggregate amount of the Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of the Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The aggregate amount of the Class B Common beneficially owned by the group






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represents approximately 7.0% of the 44,141,330 shares of the Class B
Common outstanding as of December 31, 1995, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 47.2% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming the exercise by the group of its Warrants, the aggregate amount of the Class B Common beneficially owned by the group represents approximately 16.3% of the 49,040,095 shares of the Class B Common which would be assumed to be outstanding upon such exercise.





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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 23, 1996

                                                MESA AIR GROUP, INC.


                                                By: /s/ W. Stephen Jackson
                                                    ----------------------------
                                                Name:  W. Stephen Jackson
                                                Title: Chief Financial Officer





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